ATCO
GROUP

Corporate Office



06010457


SEC MAIL
RECEIVED
PROCESSING
JAN 24 2006
WASH., D.C.
213
SECTION

Telephone: (403) 292-7547
Telefax: (403) 292-7623
e-mail: jodene.dutnall@atco.com

January 09, 2006

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549

SUPPL

Canadian Utilities Limited
File No.: 82-34744
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed January 09, 2006 for symbol CU.NV
- Corporation's Form 1, filed January 09, 2006 for symbol CU.X
- Corporation's Form 1, filed January 09, 2006 for symbol CU.PR.T
- Corporations' Form 1, filed January 09, 2006 for symbol CU.PR.V
- Corporation's Form 1, filed January 09, 2006 for symbol CU.PR.D
- Corporation's Form 1, filed January 09, 2006 for symbol CU.PR.A
- Corporation's Form 1, filed January 09, 2006 for symbol CU.PR.B
- Insider Report, filed January 09, 2006 relating to a Normal Course Issuer Bid

PROCESSED
JAN 25 2006
THOMSON
FINANCIAL

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Jodene Dutnall
Corporate Secretarial Dept.

dw 1/25

Encl.

Form 1 Submission - Change in Issued and Outstanding Securities **FILE NO. 82-34744**

Issuer :	Canadian Utilities Limited
Symbol :	CU.NV
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	82,900,986	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Stock Option Plan	4,700		
Other Issuances and Cancellations	-29,500		
Issued & Outstanding Closing Balance :	82,876,186		

Stock Option Plan

Stock Options Outstanding Opening Balance: **1,416,200** As at : 12/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
12/31/2005	N	4,000	4,700		
Totals		4,000	4,700	0	0

Stock Options Outstanding Closing Balance: **1,415,500** As at : 12/31/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
12/31/2005	Issuer Bid	-29,500
Totals		-29,500

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:32:00
Last Updated:	01/09/2006 12:29:43

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.X
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	44,016,284	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	44,016,284		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:32:54
Last Updated:	01/09/2006 12:32:47

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.T
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	2,277,675	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,277,675		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:33:41
Last Updated:	01/09/2006 12:33:31

FILE NO. 82-34744

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.V
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	2,146,730	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	2,146,730		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:34:21
Last Updated:	01/09/2006 12:34:15

Form 1 Submission - Change in Issued and Outstanding Securities **FILE NO. 82-34744**

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.D
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	635,700	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	635,700		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:35:10
Last Updated:	01/09/2006 12:34:56

Form 1 Submission - Change in Issued and Outstanding Securities

FILE NO. 82-34744

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.A
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:35:45
Last Updated:	01/09/2006 12:35:42

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Canadian Utilities Limited
Symbol :	CU.PR.B
Reporting Period:	12/01/2005 - 12/31/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	12/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	01/09/2006 12:36:17
Last Updated:	01/09/2006 12:36:14

Insider transaction detail - View details for insider

2006-01-09 12:52 ET

Transactions sorted by : **Insider**
Insider company name : **Canadian Utilities Limited (Starts with)**
Filing date range : **January 9, 2006 - January 9, 2006**

Insider name: Canadian Utilities Limited

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Issuer name: Canadian Utilities Limited													
Insider's Relationship to Issuer: 1 - Issuer													

Security designation: Non-Voting Shares Class A

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
619653	2005-12-02	2006-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	44.0500	10,000						
619658	2005-12-02	2006-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						
619663	2005-12-09	2006-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+9,500	45.1200	9,500						
619665	2005-12-09	2006-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-9,500		0						
619669	2005-12-16	2006-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+10,000	43.5700	10,000						
619670	2005-12-16	2006-01-09	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-10,000		0						